UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

BSQUARE CORPORATION
(Name of Subject Company)

BSQUARE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

11776U300
(CUSIP Number of Class of Securities)

Ralph C. Derrickson
President and Chief Executive Officer
PO Box 59478
Renton, WA, 98058
(425) 519-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Andrew Ledbetter
DLA Piper LLP (US)
701 5th Ave Ste 7000
Seattle, WA 98104
(206) 839-4845

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bsquare Corporation, a Washington corporation (the “Company” or “BSQR”), with the Securities and Exchange Commission (the “SEC”) on October 24, 2023 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to a tender offer by Kontron Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Kontron” or “Parent”), to purchase all of the outstanding Shares of BSQR for $1.90 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 24, 2023. Capitalized terms used in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. This Amendment No. 4 should be read together with the Schedule 14D-9.

The text below that is bolded and underlined is new language that has been added to the Schedule 14D-9 by this Amendment No. 4.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements” on page 27:

Final Results of the Offer

The Offer expired at one minute after 11:59 p.m. Eastern Time, on December 6, 2023 (the “Expiration Time”). Broadridge Corporate Issuer Solutions, LLC, in its capacity as depositary for the Offer, advised that, as of the Expiration Time, a total of 14,093,157 Shares were validly tendered and not validly withdrawn pursuant to the Offer, which Shares, together with all other Shares beneficially owned by Kontron and its affiliates, represented approximately 70.9% of the total number of Shares outstanding at the Expiration Time and an additional 386,424 Shares were tendered pursuant to guaranteed delivery procedures, representing approximately 1.9% of total outstanding Shares at the Expiration Time. At the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer, together with all other Shares beneficially owned by Kontron and its affiliates, satisfied the Offer condition that there shall have been validly tendered and not validly withdrawn Shares that, together with any Shares beneficially owned by Kontron and its affiliates, represent at least one more Share than 66 2/3% of the sum of (i) the total number of Shares outstanding at the Expiration Time, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of its convertible securities at the Expiration Time for which the holder has elected to convert, settle, exchange or exercise. Because all Offer Conditions were satisfied as of the Expiration Time, Merger Sub accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer, and, in accordance with the terms of the Offer, payment for such Shares will be promptly made to the Depositary, which will then transmit such payments to tendering Company shareholders whose Shares have been accepted for payment.

Following the completion of the Offer, on December 7, 2023, Kontron completed its acquisition of BSQR through the merger of Merger Sub with and into BSQR, without a vote of the shareholders of BSQR pursuant to Section 23B.11.030(9) of the WBCA, in accordance with, and subject to the terms of, the Merger Agreement with BSQR surviving as a wholly-owned subsidiary of Kontron. Following the Merger, all Shares ceased trading after the closing of trading on NASDAQ on December 7, 2023 and will be delisted from NASDAQ. In addition, Kontron intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of BSQR’s reporting obligations under the Exchange Act as promptly as practicable.

On December 7, 2023, Kontron and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by the Company and Kontron on December 7, 2023 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2023

BSQUARE CORPORATION

	By:	/s/ Cheryl A. Wynne
	Name:	Cheryl A. Wynne
	Title:	Chief Financial Officer